03014950

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53081

SEC MAIL RECEIVED MAR 0 3 2003 WASH. D.C. 155 PROCESSING SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GGET, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

37 Brookside Drive
(No. and Street)

Greenwich (City) Connecticut (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John N. Givissis (203)302-9228
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas, New York, NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/17

OATH OR AFFIRMATION

I, John N. Givissis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GGET, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GGET, LLC

(formerly Garban Giorgio Equity Trading, LLC)
Statement of Financial Condition
as of December 31, 2002

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Members of
GGET, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of GGET, LLC (the "Company") (formerly Garban Giorgio Equity Trading, LLC) at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2003

GGET, LLC
(formerly Garban Giorgio Equity Trading, LLC)
Statement of Financial Condition
December 31, 2002

Assets

Cash	$ 90,470
Receivable from brokers and dealers	11,581,336
Securities owned, held at clearing broker, at market value	227,820
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $26,191	71,423
Prepaid expenses and other assets	67,533
	$ 12,038,582

Liabilities and Members' Equity

Liabilities

Securities sold, but not yet purchased, at market value	$ 324,005
Accrued expenses and accounts payable	1,412,472
	1,736,477
Subordinated borrowings	4,550,000
	6,286,477
Commitments (Note 9)	
Members' equity	5,752,105
	$ 12,038,582

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

GGET, LLC (the "Company") (formerly Garban Giorgio Equity Trading, LLC) is a Delaware limited liability company. The Company's Members are G&G Partners LLC and Garban Intercapital North America Inc. ("GINA"). The Company was organized on November 8, 2000 and became a registered broker dealer on July 17, 2001. GINA is a subsidiary of ICAP plc, a public company registered in the United Kingdom and engaged principally in money and securities broking throughout the world.

Upon formation of the Company, G&G Partners LLC contributed $450,000 for a 75% interest in the Company and advanced the Company the sum of $4,550,000, for which it received a subordinated note. GINA contributed $150,000 in cash and provided the Company a license to use the Garban name in exchange for a 25% interest in the Company. On December 28, 2001, G&G Partners LLC contributed an additional $5,000,000 in cash.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company commenced operations in January 2002, engaging in the brokering of listed and over-the-counter equity securities to institutional customers, and is designated as a Level 3 NASDAQ Market Maker.

The Company is party to a $4.5 million indemnification agreement with an affiliate of GINA for losses arising from trading activities engaged in by employees of the Company during 2001, while they were performing brokering and trading for the affiliate. The Company has incurred no losses under this agreement and management believes that no losses will be incurred in the future.

The Company acts as an introducing broker and clears all of its transactions through its clearing broker-dealer on a fully disclosed basis. The Company does not carry customer accounts and does not receive or hold customer funds.

2. Summary of Significant Accounting Policies

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

All financial assets and financial liabilities, except for the subordinated borrowings, are stated at amounts which approximate fair value. It was not practicable to determine the fair value of the subordinated borrowings as market prices or current rates were not readily available for similar notes.

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation on furniture and equipment is calculated on a straight-line basis using estimated useful lives of three to seven years. Leasehold improvements are amortized over the shorter of the terms of leases or the estimated useful lives of the improvements.

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

The Company engages in certain soft dollar arrangements with clients whereby the Company provides research to those clients and, in return, the Company receives soft dollar commissions.

3. Receivable from Brokers and Dealers

Amounts receivable from brokers and dealers at December 31, 2002 consists of the following:

Receivable from clearing firms	$ 10,487,474
Commissions receivables	1,093,862
	$ 11,581,336

Receivable from clearing firms includes an interest bearing cash deposit of $10,150,114 in the Company's proprietary investment account at its clearing brokers.

4. Securities Owned and Sold, Not Yet Purchased

Securities owned and securities sold, but not yet purchased are recorded at market value and reflect equity securities positions. Securities owned held by clearing broker represent those securities owned which have been pledged as collateral and may be rehypothecated by the clearing broker.

5. Subordinated Borrowings

The subordinated interest bearing borrowings of $4,550,000 are due July 31, 2004.

Interest is calculated quarterly based on the interest rate for the three month Treasury bills as published in the Wall Street Journal on the 15th day of January, April, July and October of each year. The subordinated borrowings are with a Member of the Company and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

6. Allocations and Distributions

For the purpose of maintaining capital accounts, after giving effect to Special Allocations as defined in the Operating Agreement, profits and losses shall be allocated each fiscal year among the Members in accordance with their Relevant Proportion as defined in the Operating Agreement.

All distributions pursuant to the Operating Agreement shall be at such times and in such amounts as shall be determined by unanimous vote of the Board of Directors; provided that, unless the Members agree otherwise, in respect of each fiscal year, a dividend will be declared equaling not less than 70% of the net profits, as defined by the Operating Agreement, of the Company available for distribution.

In the event of a liquidation of the Company Members would receive distributions in proportion to their capital accounts in relation to the Company's total capital.

7. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2002, the Company had net capital of approximately $10,082,525, which was approximately $9,816,025 in excess of its required net capital of $266,500. The company's ratio of aggregate indebtedness to net capital was .14 to 1.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as its clears its customer transactions through its clearing broker on a fully disclosed basis.

8. Financial Instruments with Off-Balance-Sheet Risk

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2002, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2002.

9. Commitments

The Company is obligated under a lease commitment for its Massachusetts office space, which expires on November 30, 2005. Future minimum rental commitments under this lease agreement as follows:

2003	$ 44,881
2004	44,881
2005	41,141
	$ 130,903

The Company occupies space in Connecticut owned by a Partner of one of the Company's Members under a month-to-month arrangement. The monthly rent is $14,000.

10. Transactions With Affiliates

The Company reimburses GINA for compliance services provided to them. Included in prepaid expenses and other assets is a receivable due in the amount of $48,820 from one of the Partners of G&G Partners LLC. Accrued expenses and accounts payable includes a payable in the amount of $63,297 due to GINA related to the purchase of furniture, equipment and leasehold improvements.